ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 150 / 022 /2009

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 8, 2009

[redacted]

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Election of Director

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the Company's Board of Directors, at the meeting no. 17/2008/289 on December 25, 2008, has resolved to elect Mr. Bhusana Premanode to be the director in replacement of Mr. Tongchat Hongladaromp who had ended his directorship since August 2, 2008. Mr. Bhusana Premanode is qualified to be an independent director (Copy of Curriculum Vitae of Director enclosed herewith). The directorship has been effective since January 5, 2009.

Yours sincerely,

Theerasak Tancharoenlarp
Corporate Secretary

Enc. Copy of Curriculum Vitae of Director

Curriculum Vitae

NAME MR. Bhusana Premanode

DATE OF BIRTH 29 July 1954

AGE 54

% of PTTEP SHAREHOLDING None

% of PTTEP SHAREHOLDING BY RELATED PERSON None

EUCATION BACKGROUND

- Ph.D. in Financial Management, Somerset University, United Kingdom
- Ph.D. in Bioengineering, Imperial College London, United Kingdom
- M.B.A., Sasin Graduate Institute of Business Administration of Chulalongkorn University

WORK EXPERIENCE

- President, Institute of Social and Economic Policy
- Visiting Professor, Imperial College, London, United Kingdom
- President and Chairman, Total Access Communication or DTAC
- Director, PTT Exploration and Production PLC.
- Minister Attached to the Prime Minister's Office

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 20.910/ 004/2009

Finance Department
Tel. 0-2537-4512, 0-2537-4611

January 6, 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Five - Year Investment Plan (Year 2009– 2013)

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the estimated Capital Expenditure and Operating Expenditure for the Company and its subsidiaries for the five-year period from 2009 to 2013 will be approximately Baht 418,000 Million. The expenditures have been revised to incorporate the most recent work programs.

At present, the Company has a total of 42 projects, consisting of 15 projects that are under production, 4 projects under development and 23 projects under exploration. This doesn't include projects under Coogee Resources Limited or CRL. (PTTEP's subsidiary has signed the Share Sale Agreement to purchase 100% shareholders' equity in CRL on 23 December, 2008, which is expected to be fully effective, approximately by the end of January 2009.)

The estimated expenditure of PTTEP in 2009 will be approximately Baht 97,140 Million for producing projects, development projects, and exploration projects. The majority of expenditures are for Bongkot project, Arthit project, MTJDA-B17 project (Malaysia-Thailand Joint Development Area), S1 project, B8/32 & 9A project, Pailin project, and Yetagun project.

Details of the five - year investment plan are as follows:

Unit: Million Baht

	2009	2010	2011	2012	2013	2009-2013
Capital Expenditure	70,190	64,732	69,868	60,481	37,381	302,652
Operating Expenditure	26,950	23,196	22,441	20,921	21,840	115,348
Total Expenditure	97,140	87,928	92,309	81,402	59,221	418,000

-2- / *For the years...*

For the years 2009-2013, the expected average petroleum sales volumes per day based on existing projects are as follows:

Unit: Barrel of Oil Equivalent per day

	2009	2010	2011	2012	2013
Expected average petroleum sales volume	234,878	261,398	261,264	284,045	293,825

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

END